Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented by NextEra Energy, Inc., a Florida corporation (NEE), to illustrate the estimated effects of the proposed business combination with Dominion Energy, Inc., a Virginia corporation (Dominion Energy), in accordance with the terms of the Agreement and Plan of Merger, dated as of May 15, 2026, by and among NEE, WG Development Corp., a Virginia corporation and direct wholly owned subsidiary of NEE (Merger Sub Corp), CS Holdco, LLC, a Virginia limited liability company and direct wholly owned subsidiary of NEE (LLC Sub), and Dominion Energy (the Merger Agreement). Pursuant to the Merger Agreement, Merger Sub Corp will merge with and into Dominion Energy, with Dominion Energy surviving as a wholly owned subsidiary of NEE, and immediately thereafter Dominion Energy will merge with and into LLC Sub, with LLC Sub surviving as a wholly owned subsidiary of NEE (collectively, the Mergers).

Under the terms of the Merger Agreement, at the effective time of the first merger, each outstanding share of Dominion Energy common stock, other than shares to be cancelled as described in the Merger Agreement, will be converted into the right to receive (i) its pro rata share of an aggregate amount equal to $360 million in cash, without interest, and (ii) 0.8138 shares of NEE common stock, par value $0.01 per share.

The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2025 and the six months ended June 30, 2026 give effect to the Mergers as if they had been completed on January 1, 2025. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2026 gives effect to the Mergers as if they had been completed on June 30, 2026. The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, (i) the historical audited consolidated financial statements of NEE and accompanying notes included in NEE’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission (SEC) on February 13, 2026, (ii) the historical unaudited condensed consolidated financial statements of NEE and accompanying notes included in NEE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the SEC on July 24, 2026, (iii) the historical audited consolidated financial statements of Dominion Energy and accompanying notes included in Dominion Energy’s Annual Report on Form 10-K for the year ended December 31, 2025 incorporated by reference as Exhibit 99.1 to NEE's Current Report on Form 8-K filed on June 15, 2026, and (iv) the historical unaudited condensed consolidated financial statements of Dominion Energy and accompanying notes incorporated by reference as Dominion Energy’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 included in Exhibit 99.1 to this Form 8-K.

The unaudited pro forma condensed combined financial information is presented for illustrative and informational purposes only and is not intended to represent what NEE’s results of operations or financial position would have been had the Mergers occurred on the dates indicated, nor is it intended to project the results of operations or financial position of NEE for any future period or as of any future date. The unaudited pro forma condensed combined financial information is based on currently available information and certain assumptions that NEE believes are reasonable under the circumstances. The pro forma adjustments are preliminary and subject to change as additional information becomes available and additional analyses are performed. The actual financial position and results of operations of NEE following completion of the Mergers may differ materially from the unaudited pro forma amounts reflected herein.

The Mergers are expected to be accounted for as a business combination using the acquisition method of accounting under accounting principles generally accepted in the United States of America (U.S. GAAP), with NEE treated as the accounting acquirer based on factors including NEE's role in providing consideration and its governance and management control of the combined entity. Under the acquisition method of accounting, the consideration transferred will be allocated to the identifiable assets acquired and liabilities assumed of Dominion Energy based on their estimated fair values as of the closing date of the Mergers, and any excess of the consideration transferred over the fair value of the net assets acquired will be recognized as goodwill, if applicable. The allocation of the consideration transferred reflected in the unaudited pro forma condensed combined financial information is preliminary and is based on management’s estimates and assumptions using information currently available. The final acquisition accounting will be completed after the closing of the Mergers and may differ materially from the preliminary amounts reflected in the unaudited pro forma condensed combined financial information.

The completion of the Mergers is subject to customary closing conditions, including, among others, approval by Dominion Energy shareholders of the Merger Agreement and the applicable plan of merger, approval by NEE shareholders of the issuance of NEE common stock in connection with the Mergers, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), receipt of specified regulatory approvals, including the obtaining by Dominion Energy and NEE of consents and approvals required under (i) the HSR Act, (ii) the Federal Energy Regulatory Commission, (iii) the U.S. Nuclear Regulatory Commission, (iv) the Virginia State Corporation Commission, (v) the North Carolina Utilities Commission and (vi) the Public Service Commission of South Carolina, approval for listing on the New York Stock Exchange of the NEE common stock to be issued in the Mergers, accuracy of the parties’ representations and warranties, compliance with covenants, and the absence of a material adverse effect on either Dominion Energy or NEE.

NEXTERA ENERGY, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (millions)
	June 30, 2026
	NEE Historical	Dominion Energy Historical as Conformed (See Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$2,866	$296	$(610)	4A, 4F	$2,552
Customer receivables, net of allowances	4,708	2,773	—		7,481
Other receivables	2,181	735	—		2,916
Materials, supplies and fuel inventory	2,616	2,007	—		4,623
Regulatory assets	349	2,125	(3)	4L	2,471
Derivatives	1,352	490	—		1,842
Other	1,395	1,286	—		2,681
Total current assets	15,467	9,712	(613)		24,566
Other assets:
Property, plant and equipment – net	170,452	81,738	1,489	4B	253,679
Special use funds	11,678	9,907	—		21,585
Investment in equity method investees	5,971	127	—		6,098
Prepaid benefit costs	2,902	2,776	—		5,678
Regulatory assets	7,336	8,465	(477)	4L	15,324
Derivatives	2,045	689	—		2,734
Goodwill	5,152	4,143	35,910	4D	45,205
Other	11,804	4,334	410	4C	16,548
Total other assets	217,340	112,179	37,332		366,851
TOTAL ASSETS	$232,807	$121,891	$36,719		$391,417
LIABILITIES AND EQUITY
Current liabilities:
Commercial paper	$1,736	$2,087	$1,366	4E	$5,189
Other short-term debt	4,258	1,739	(375)	4E	5,622
Current portion of long-term debt	5,413	2,879	—		8,292
Accounts payable	6,558	1,242	—		7,800
Customer deposits	1,181	303	—		1,484
Accrued interest and taxes	1,851	899	—		2,750
Derivatives	1,034	226	—		1,260
Accrued construction-related expenditures	3,348	764	—		4,112
Regulatory liabilities	398	609	—		1,007
Other	3,197	1,258	135	4F, 4H, 4K	4,590
Total current liabilities	28,974	12,006	1,126		42,106
Other liabilities and deferred credits:
Long-term debt	98,790	46,719	29	4G	145,538
Asset retirement obligations	3,794	7,507	—		11,301
Deferred income taxes	13,365	8,336	364	4H, 4M	22,065
Regulatory liabilities	13,118	9,422	211	4L, 4M	22,751
Derivatives	1,732	235	—		1,967
Other	4,875	4,055	(522)	4C, 4K, 4M	8,408
Total other liabilities and deferred credits	135,674	76,274	82		212,030
TOTAL LIABILITIES	164,648	88,280	1,208		254,136
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NONCONTROLLING INTERESTS	64	—	—		64
EQUITY
Preferred stock	—	991	(991)	4E, 4I	—
Common stock – par value	21	—	7,376	4I	7,397
Additional paid-in capital	19,325	25,947	31,535	4I	76,807
Retained earnings	37,828	2,084	(2,509)	4I	37,403
Accumulated other comprehensive income (loss)	(48)	(100)	100	4I	(48)
Total common shareholders' equity	57,126	28,922	35,511		121,559
Noncontrolling interests	10,969	4,689	—		15,658
TOTAL EQUITY	68,095	33,611	35,511		137,217
TOTAL LIABILITIES AND EQUITY	$232,807	$121,891	$36,719		$391,417

NEXTERA ENERGY, INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (millions, except per share amounts)

	Six months ended June 30, 2026
	NEE Historical	Dominion Energy Historical as Conformed (See Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
OPERATING REVENUES	$14,235	$9,499	$(563)	4J	$23,171
OPERATING EXPENSES
Fuel, purchased power and interchange	2,703	3,266	—		5,969
Other operations and maintenance	2,881	1,956	—		4,837
Merger-related expenses	32	13	—		45
Depreciation and amortization	3,128	1,246	—		4,374
Taxes other than income taxes and other – net	1,295	1,297	—		2,592
Total operating expenses – net	10,039	7,778	—		17,817
GAINS ON DISPOSAL OF BUSINESSES/ASSETS – NET	250	—	—		250
OPERATING INCOME	4,446	1,721	(563)		5,604
OTHER INCOME (DEDUCTIONS)
Interest expense	(1,774)	(1,116)	—		(2,890)
Other – net	1,064	681	—		1,745
Total other income (deductions) – net	(710)	(435)	—		(1,145)
INCOME (LOSS) BEFORE INCOME TAXES	3,736	1,286	(563)		4,459
INCOME TAX (BENEFIT) EXPENSE	(573)	170	(141)	4H	(544)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	4,309	1,116	(422)		5,003
NET LOSS (INCOME) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,017	(153)	—		864
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO NEE	$5,326	$963	$(422)		$5,867

Weighted-average shares outstanding:
Basic	2,083.0		737.6	4N	2,820.6
Assuming dilution	2,092.9		737.6	4N	2,830.5
Earnings from continuing operations per share attributable to NEE:
Basic	$2.56			4N	$2.08
Assuming dilution	$2.54			4N	$2.07

NEXTERA ENERGY, INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (millions, except per share amounts)

	Year ended December 31, 2025
	NEE Historical	Dominion Energy Historical as Conformed (See Note 3)	Transaction Accounting Adjustments	Note	Pro Forma Combined
OPERATING REVENUES	$27,412	$16,506	$(996)	4C, 4J	$42,922
OPERATING EXPENSES
Fuel, purchased power and interchange	4,944	4,868	—		9,812
Other operations and maintenance	5,399	3,547	—		8,946
Merger-related expenses	—	—	500	4F	500
Depreciation and amortization	6,580	2,387	—		8,967
Taxes other than income taxes and other – net	2,469	1,290	—		3,759
Total operating expenses – net	19,392	12,092	500		31,984
GAINS ON DISPOSAL OF BUSINESSES/ASSETS – NET	260	—	—		260
OPERATING INCOME	8,280	4,414	(1,496)		11,198
OTHER INCOME (DEDUCTIONS)
Interest expense	(4,572)	(2,022)	—		(6,594)
Other – net	822	1,219	(151)	4L	1,890
Total other income (deductions) – net	(3,750)	(803)	(151)		(4,704)
INCOME (LOSS) BEFORE INCOME TAXES	4,530	3,611	(1,647)		6,494
INCOME TAX (BENEFIT) EXPENSE	(802)	532	(750)	4H, 4M	(1,020)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	5,332	3,079	(897)		7,514
NET LOSS (INCOME) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,503	(67)	—		1,436
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO NEE	$6,835	$3,012	$(897)		$8,950

Weighted average number of shares outstanding:
Basic	2,064.5		737.6	4N	2,802.1
Assuming dilution	2,070.6		737.6	4N	2,808.2
Earnings from continuing operations per share attributable to NEE:
Basic	$3.31			4N	$3.19
Assuming dilution	$3.30			4N	$3.19

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements were derived from historical consolidated financial statements of NextEra Energy, Inc. (NEE) and Dominion Energy, Inc. (Dominion Energy) which were prepared in accordance with U.S. GAAP. Certain accounting policy alignment and reclassification adjustments were made to conform Dominion Energy's historical financial statement presentation with NEE's historical financial statement presentation, see Note 3 and Note 4 for additional information. Further, there were no material intercompany transactions between NEE and Dominion Energy for the six months ended June 30, 2026 and for the year ended December 31, 2025.

The Merger is being accounted for as a business combination using the acquisition method of accounting under U.S. GAAP, which requires assets acquired and liabilities assumed to be recorded at their acquisition date fair value. As the transaction has not closed, the initial accounting for the Merger is not complete and the valuations necessary to assess the fair values of certain assets acquired and liabilities assumed are preliminary. Therefore, the allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial statements is based upon management's preliminary estimates of the fair value of the assets acquired and liabilities assumed. The preliminary amounts recognized are subject to revision until the valuations are completed and to the extent that additional information is obtained about the facts and circumstances that exist as of the acquisition date. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

2. Preliminary Purchase Price Allocation

The table below represents the preliminary calculation of estimated Merger consideration for the purposes of the unaudited pro forma condensed combined financial statements.

Estimated Merger Consideration
(millions)
Purchase price from stock consideration(a)(b)	$64,858
Cash consideration	360
Total estimated Merger consideration	$65,218
______________________
(a)Represents the estimated fair value of approximately 738 million shares of NEE common stock which shares were calculated per the Merger Agreement using Dominion Energy share counts and conversion methods outlined therein. For the purposes of the unaudited pro forma condensed combined financial statements, the estimate is based on NEE's closing stock price of $87.93 on July 30, 2026, which is the practicable date prior to filing the unaudited pro forma condensed combined financial statements.
(b)Certain NEE common stock issued to Dominion Energy employees is subject to a vesting period of 3 years from the initial grant date. The estimated fair value of the awards attributed to pre-Merger services was deemed not material and is not included in the purchase price from stock consideration. The estimated fair value of the awards attributed to post-Merger services has been excluded from the purchase price and instead will be accounted for post-Merger as stock-based compensation expense in accordance with U.S. GAAP.

The preliminary estimated Merger consideration could significantly differ from the amounts presented due to movements in NEE’s stock price until the Mergers are consummated. A sensitivity analysis related to the fluctuation in NEE’s stock price was performed to assess the impact that a hypothetical change of 10% on the closing price of NEE's common stock on July 30, 2026 would have on the estimated Merger consideration and preliminary goodwill at the closing of the Mergers:

Change in Stock Price	Stock Price	Estimated Merger Consideration	Preliminary Goodwill Impact
		(millions)
10% Increase	$96.72	$71,701	$6,484
10% Decrease	$79.14	$58,734	$(6,484)

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed from Dominion Energy are recognized and measured at fair value. The purchase price allocation is preliminary and is based on available information and certain assumptions, which NEE believes are reasonable.

In estimating the fair value of regulatory assets and liabilities, NEE considered the applicable regulatory framework, under which rates are designed to allow recovery of the costs of providing service to customers, including a reasonable rate of return on invested capital. These regulatory constructs represent a key input in the valuation of such balances and indicate that the carrying values of the assets and liabilities recoverable through rates are representative of their fair values.

The following table presents a preliminary allocation of the estimated Merger consideration to the fair values of the identifiable assets acquired and liabilities assumed from Dominion Energy, based on Dominion Energy's balance sheet as of June 30, 2026, as adjusted for accounting policy alignment and reclassification adjustments as well as acquisition accounting adjustments shown below.

June 30, 2026
(millions)
Total estimated Merger consideration	$65,218

Total current assets	$9,709
Property, plant, and equipment	83,227
Regulatory assets	7,988
Special use funds	9,907
Other assets, including intangible assets	8,336
Total estimated fair value of assets acquired	119,167

Total current liabilities	12,997
Long-term debt	46,748
Regulatory liabilities	9,633
Deferred income taxes	8,700
Asset retirement obligations	7,507
Other liabilities	3,728
Total estimated fair value of liabilities assumed	89,313
Noncontrolling interest	4,689
Estimated net assets acquired	$25,165

Goodwill	$40,053

3. Accounting Policy Alignment and Reclassification Adjustments

Certain reclassification and accounting policy alignment adjustments have been made to conform Dominion Energy's historical financial statement presentation to NEE's historical financial statement presentation and accounting policies as part of the unaudited pro forma condensed combined financial statement preparation. During the preparation of these unaudited pro forma condensed combined financial statements, NEE performed a preliminary analysis of Dominion Energy’s historical financial information to identify any differences in accounting policies that would require reclassification of Dominion Energy's historical financial statement presentation to conform to NEE's accounting policies. Aside from the accounting policy alignment and reclassification adjustments identified herein and in Note 4, NEE is not aware of any material differences between the accounting policies of NEE and Dominion Energy. However, upon completion of the merger and a more comprehensive comparison and assessment, additional differences may be identified.

The following reflects the accounting policy alignment and reclassification adjustments made to present Dominion Energy’s historical consolidated balance sheet as of June 30, 2026 in conformity with that of NEE:

		June 30, 2026
		(millions)
Presentation in Historical Financial Statements	NEE Presentation	Dominion Energy Historical	Reclassification	Note	Dominion Energy as Conformed
Assets
Cash and cash equivalents	Cash and cash equivalents	$296	—		$296
Customer receivables (less allowance for doubtful accounts)	Customer accounts receivable, net of allowance	2,773	—		2,773
Tax receivables		434	(434)	(a)	—
Other receivables (less allowance for doubtful accounts)	Other receivables	301	434	(a)	735
Inventories	Materials, supplies and fuel inventory	2,007	—		2,007
Regulatory assets	Regulatory assets	2,125	—		2,125
Derivative assets	Derivatives	490	—		490
Prepayments		539	(539)	(b)	—
Other (current assets)	Other (current assets)	482	804	(b)(c)	1,286
Assets held for sale		265	(265)	(c)	—
Nuclear decommissioning trust funds	Special use funds	9,907	—		9,907
Investment in equity method affiliates	Investment in equity method investees	127	—		127
Other (investments)		390	(390)	(d)	—
Property, plant and equipment	Property, plant and equipment – net	109,913	(28,175)	(e)	81,738
Accumulated depreciation and amortization		(28,175)	28,175	(e)	—
Goodwill	Goodwill	4,143	—		4,143
	Prepaid benefit costs	—	2,776	(f)	2,776
	Derivatives	—	689	(g)	689
Regulatory assets	Regulatory assets	8,465	—		8,465
Other (noncurrent assets)	Other (noncurrent assets)	7,409	(3,075)	(d)(f)(g)	4,334
Total Assets		$121,891	$—		$121,891

Presentation in Historical Financial Statements	NEE Presentation	Dominion Energy Historical	Reclassification	Note	Dominion Energy as Conformed
Liabilities and equity
Securities due within one year	Current portion of long-term debt	$4,043	$(1,164)	(h)(i)	$2,879
Supplemental credit facility borrowings		200	(200)	(i)	—
Short-term debt	Other short-term debt	2,462	(723)	(h)(j)	1,739
	Commercial paper	—	2,087	(j)	2,087
Accounts payable	Accounts payable	1,242	—		1,242
	Customer deposits	—	303	(k)	303
	Accrued interest and taxes	—	899	(l)	899
Accrued interest, payroll and taxes		1,099	(1,099)	(l)(m)	—
	Derivatives	—	226	(n)	226
	Accrued construction-related expenses	—	764	(n)	764
Regulatory liabilities	Regulatory liabilities	609	—		609
Other (current liabilities)	Other (current liabilities)	2,219	(961)	(k)(m) (n)(o)	1,258
Liabilities held for sale		132	(132)	(o)	—
Long-term debt	Long-term debt	38,032	8,687	(p)	46,719
Securitization bonds		794	(794)	(p)	—
Junior subordinated notes		7,462	(7,462)	(p)	—
Other (long-term debt)		431	(431)	(p)	—
Deferred income taxes	Deferred income taxes	8,336	—		8,336
Deferred investment tax credits		1,500	(1,500)	(q)	—
Regulatory liabilities	Regulatory liabilities	9,422	—		9,422
	Asset retirement obligations	—	7,507	(r)	7,507
	Derivatives	—	235	(s)	235
Other (long-term liabilities)	Other (long-term liabilities)	10,297	(6,242)	(q)(r) (s)	4,055
Preferred stock	Preferred stock	991	—		991
Common stock – no par	Additional paid-in capital	25,947	—		25,947
Retained earnings	Retained earnings	2,084	—		2,084
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(100)	—		(100)
Noncontrolling interests	Noncontrolling interests	4,689	—		4,689
Total liabilities and equity		$121,891	$—		$121,891
______________________
(a)Reclassification of $434 million from tax receivables to other receivables.
(b)Reclassification of $539 million from prepayments to other (current assets).
(c)Reclassification of $265 million from assets held for sale to other (current assets).
(d)Reclassification of $390 million from other (investments) to other (noncurrent assets).
(e)Reclassification of $28,175 million from accumulated depreciation and amortization to property, plant and equipment – net.
(f)Reclassification of $2,776 million from other (noncurrent assets) to prepaid benefit costs.
(g)Reclassification of $689 million from other (noncurrent assets) to derivatives (noncurrent assets).
(h)Relates to reclassification of $114 million of lease obligations and $1,250 million of term loans from securities due within one year to other short-term debt.
(i)Reclassification of $200 million from supplemental credit facility borrowings to current portion of long-term debt.
(j)Reclassification of $2,087 million from short-term debt to commercial paper.
(k)Reclassification of $303 million from other (current liabilities) to customer deposits.
(l)Reclassification of $899 million from accrued interest, payroll and taxes to accrued interest and taxes.
(m)Relates to reclassification of $200 million of accrued payroll from accrued interest, payroll and taxes to other (current liabilities).
(n)Reclassification of $226 million and $764 million from other (current liabilities) to derivatives (current liabilities) and accrued construction-related expenses, respectively.
(o)Reclassification of $132 million from liabilities held for sale to other (current liabilities).
(p)Reclassification of $794 million, $7,462 million and $431 million from securitization bonds, junior subordinated notes and other (long-term debt), respectively, to long-term debt.
(q)Relates to the reclassification of $1,500 million from deferred investment tax credits to other (noncurrent liabilities).
(r)Reclassification of $7,507 million from other (noncurrent liabilities) to asset retirement obligations.
(s)Reclassification of $235 million from other (noncurrent liabilities) to derivatives (noncurrent liabilities).

The following accounting policy alignment and reclassification adjustments were made to present the Dominion Energy’s historical consolidated statement of income for the six months ended June 30, 2026 in conformity with that of the NEE:

		Six Months Ended June 30, 2026
		(millions)
Presentation in Historical Financial Statements	NEE Presentation	Dominion Energy Historical	Reclassification	Note	Dominion Energy as Conformed
Operating revenue	Operating revenues	$9,499	$—		$9,499
Electric fuel and other energy-related purchases	Fuel, purchased power and interchange	2,921	345	(a)	3,266
Purchased electric capacity		149	(149)	(a)	—
Purchased gas		196	(196)	(a)	—
Other operations and maintenance	Other operations and maintenance	1,969	(13)	(b)	1,956
	Merger-related expenses	—	13	(b)	13
Depreciation and amortization	Depreciation and amortization	1,246	—		1,246
Other taxes	Taxes other than income taxes and other – net	438	859	(c)	1,297
Impairment of assets and other charges		859	(859)	(c)	—
Other income (expense)	Other – net	681	—		681
Interest and related charges	Interest expense	1,116	—		1,116
Income tax expense	Income tax expense (benefit)	170	—		170
Noncontrolling interests	Net income attributable to noncontrolling interests	153	—		153
Net income from continuing operations attributable to Dominion Energy	Net income from continuing operations attributable to NEE	$963	$—		$963
______________________
(a)Reclassification of $149 million from purchased electric capacity and $196 million from purchased gas to fuel, purchase power and interchange.
(b)Reclassification of $13 million from other operations and maintenance to merger-related expenses.
(c)Reclassification of $859 million from impairment of assets and other charges to taxes other than income taxes and other – net.

The following accounting policy alignment and reclassification adjustments were made to present Dominion Energy’s historical consolidated statement of income for the year ended December 31, 2025 in conformity with that of NEE:

		Year Ended December 31, 2025
		(millions)
Presentation in Historical Financial Statements	NEE Presentation	Dominion Energy Historical	Reclassification	Note	Dominion Energy as Conformed
Operating revenue	Operating revenues	$16,506	$—		$16,506
Electric fuel and other energy-related purchases	Fuel, purchased power and interchange	4,489	379	(a)	4,868
Purchased electric capacity		82	(82)	(a)	—
Purchased gas		297	(297)	(a)	—
Other operations and maintenance	Other operations and maintenance	3,547	—		3,547
Depreciation and amortization	Depreciation and amortization	2,387	—		2,387
Other taxes	Taxes other than income taxes and other – net	773	517	(b)	1,290
Impairment of assets and other charges		517	(517)	(b)	—
Other income (expense)	Other – net	1,219	—		1,219
Interest and related charges	Interest expense	2,022	—		2,022
Income tax expense	Income tax expense (benefit)	532	—		532
Noncontrolling interests	Net income attributable to noncontrolling interests	67	—		67
Net income from continuing operations attributable to Dominion Energy	Net income from continuing operations attributable to NEE	$3,012	$—		$3,012
______________________
(a)Reclassification of $82 million from purchased electric capacity and $297 million from purchased gas to fuel, purchase power and interchange.
(b)Reclassification of $517 million from impairment of assets and other charges to taxes other than income taxes and other – net.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

A.    Reflects a reduction of $360 million to reflect the cash portion of the Merger consideration to be paid by NEE (see Note 2).

B.    Reflects a step-up of $1,489 million in the fair value of the property, plant and equipment associated with the unregulated operations acquired. Fair value was estimated using significant assumptions about operating strategies and estimates of future cash flows, which required assessments of current and projected market conditions. Forecasting future cash flows requires assumptions regarding forecasted commodity prices for the sale of power and purchases of fuel and the expected operations of assets. For the six months ended June 30, 2026 and the year ended December 31, 2025, the change between Dominion Energy's historical depreciation and the depreciation calculated based on the estimated fair valued property, plant and equipment was not material.

C.    Reflects adjustments to measure the acquired intangible assets and liabilities related to the unregulated operations at their preliminary estimated fair value. The intangible assets relate to commodity and services contracts related to nuclear fuel and the intangible liabilities relate to solar and nuclear purchased power agreements (PPAs), respectively, at their preliminary estimated fair value (see table below). The nuclear fuel contract assets represent non-derivative commodity and supply contracts acquired from Dominion Energy. The initial amount recorded for the nuclear fuel contracts is the difference between the market value of the contract at the time of acquisition and the contract value based on the terms of the contract. The nuclear fuel contract assets are amortized over the life of the contract in relation to the expected realization of the underlying cash flows. Amortization of the nuclear fuel contract assets is ultimately recorded in fuel, purchased power and interchange. Solar and nuclear PPA liabilities represent non-derivative energy contracts acquired from Dominion Energy. The initial amount recorded for the solar and nuclear PPAs is the difference between the market value of the contracts at the time of acquisition and the contract value based on the terms of each contract. The solar and nuclear PPA liabilities are amortized over the life of the respective contract in relation to the expected realization of the underlying cash flows. Amortization of the solar and nuclear PPA liabilities is recorded in operating revenues.

For the six months ended June 30, 2026, the amortization of solar and nuclear PPA liabilities was not material. For the year ended December 31, 2025, the amortization of solar and nuclear PPA liabilities resulted in an increase of $129 million to operating revenue. For the six months ended June 30, 2026 and the year ended December 31, 2025, the amortization of the nuclear fuel contract assets was not material.

	Preliminary Fair Value	Estimated Weighted Average Useful Life
	(millions)
Nuclear fuel contract assets(a)	$410	12 years
Solar and nuclear PPA liabilities(b)	$938	11 years
______________________
(a)Nuclear fuel contract assets are included in other (noncurrent assets).
(b)Solar and nuclear PPA liabilities are included in other (noncurrent liabilities).

D.    Reflects the elimination of Dominion Energy's historical goodwill and the recognition of preliminary estimated goodwill as a result of the Mergers. The preliminary estimated goodwill is not tax deductible. Refer to Note 2 for the preliminary purchase price allocation.

E.Reflects the repayment, through the issuance of commercial paper, of $375 million of Dominion Energy Reliability Investment Demand Notes and the redemption of $991 million of issued and outstanding shares of Series C Preferred which are required to be redeemed before transaction closing per the Merger Agreement. For the six months ended June 30, 2026 and the year ended December 31, 2025, the interest expense associated with this issuance of commercial paper was not material.

F.Represents the additional estimated merger-related transaction costs yet to be expensed or accrued in NEE's historical financial statements through June 30, 2026. Estimated merger-related transaction costs include investment banker, advisory, legal, valuation and other professional fees. NEE's total estimated merger-related transaction costs amount to approximately $500 million. After recognizing $45 million of merger-related expenses during the six-months ended June 30, 2026, the remaining $455 million is reflected as a pro forma adjustment as of June 30, 2026. Approximately $250 million in fees are expected to be paid at closing and are reflected as a reduction to cash and cash equivalents with the remaining balance reflected in other current liabilities. These transaction costs are non-recurring.

G.Reflects an adjustment of $29 million to measure the long-term debt related to the unregulated operations, net of amounts due within one year, at its estimated fair value. For the six months ended June 30, 2026 and the year ended December 31, 2025, the amortization of the fair value adjustment to interest expense was not material.

H.Represents the estimated tax impact of the pro forma adjustments based on an assumed tax rate of 25.0%. The assumed tax rate reflects a blended average statutory rate based on the assumed jurisdiction for the pro forma adjustments and current structure. The effective tax rate of NEE following the acquisition could be different depending on post-acquisition activities, including cash needs, the geographical mix of income, and changes in tax law. Because the tax rates used for the unaudited pro forma condensed combined statement of operations are estimated, the blended rate will likely vary from the actual effective tax rate in periods subsequent to the completion of the acquisition. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities. For the six months ended June 30, 2026 and the year ended December 31, 2025, the estimated tax benefit of $141 million and $375 million, respectively, is reflected in income tax expense (benefit). At June 30, 2026, the $80 million estimated tax benefit related to the merger-related transaction costs (see Note 4F) is reflected as a reduction in other (current liabilities) and the $60 million estimated tax impact of the pro forma adjustments is reflected as an increase in deferred income taxes (liability).

I.The following tables summarize the transaction accounting adjustments impacting the equity balances of NEE as combined with Dominion Energy:

	Elimination of Dominion Energy's Historical Equity	Stock Consideration (See Note 2)	Transaction Adjustments		Total Pro Forma Adjustments
	(millions)
Preferred stock	$—	$—	$(991)	(a)	$(991)
Common stock – par value	—	7,376	—		7,376
Additional paid-in capital	(25,947)	57,482	—		31,535
Retained earnings	(2,084)	—	(425)	(b)	(2,509)
Accumulated other comprehensive loss	100	—	—		100
Total	$(27,931)	$64,858	$(1,416)		$35,511
______________________
(a)Reflects the redemption of issued and outstanding shares of Series C Preferred before transaction closing as required per the Merger Agreement (see Note E).
(b)Reflects the after-tax estimated merger-related transaction costs (see Note 4F) and the incremental charitable contribution commitment (see Note 4K).

J.This adjustment reflects a straight-line recognition of the $2.25 billion customer bill credits to be provided by certain Dominion Energy subsidiaries over a 24-month period beginning subsequent to transaction closing. For the six months ended June 30, 2026, the recognition of customer bill credits resulted in a decrease of $563 million to operating revenue. For the year ended December 31, 2025, the recognition of customer bill credits resulted in a decrease of $1,125 million to operating revenue. Actual recognition pattern has not been determined.

K.Reflects the commitment of the $50 million over 5 years incremental charitable contributions commitment of NEE, subsequent to transaction closing, to be shared among Virginia, South Carolina and North Carolina, $10 million of which is reflected in other (current liabilities).

L.This adjustment removes current and noncurrent regulatory assets of $3 million and $477 million, respectively, and noncurrent regulatory liabilities of $81 million related to the defined benefit pension and other postretirement benefit plans after reflecting the impact of conforming to NEE's accounting policy related to the recognition of actuarial gains and losses on the defined benefit pension and other postretirement benefit plans from immediate recognition to an amortization approach for the unregulated operations and the removal of unrecognized gains and losses in applying purchase accounting. For the six months ended June 30, 2026, the impact of this change was not material. For the year ended December 31, 2025, the impact of this change was a decrease to net pension and other postretirement benefits credits of $151 million which is reflected in other – net.

M.This adjustment reclassifies $292 million of deferred investment tax credits (ITCs) related to the regulated operations from other (noncurrent labilities) to regulatory liabilities (noncurrent), as well as, removes the deferred ITCs related to the unregulated operations of $1,208 million in other (noncurrent liabilities) and the related $304 million deferred income tax asset in deferred income taxes (liability) to reflect the net impact of conforming with NEE's accounting policy of recognizing ITCs as a reduction to income tax expense when the related energy property is placed into service versus deferring ITCs and recognizing over the depreciable life of the related energy property. For the six months ended June 30, 2026, the net impact was not material. For the year ended December 31, 2025, the net impact was an increase of $375 million to income tax benefit.

N.The unaudited pro forma combined basic and diluted earnings per share calculations are based on the average basic and diluted shares of NEE. The following table summarizes the computation of the unaudited pro forma combined basic and diluted earnings per share:

	Six months ended June 30, 2026	Year ended December 31, 2025
	(millions, except per share amounts)
Numerator – Pro forma combined net income from continuing operations attributable to NEE	$5,867	$8,950

Denominator:
Weighted-average number of NEE shares outstanding – basic	2,083.0	2,064.5
Shares of NEE common stock issued	737.6	737.6
Pro forma NEE shares outstanding – basic	2,820.6	2,802.1
Equity units, stock options, performance share awards, restricted stock and exchangeable notes	9.9	6.1
Pro forma NEE shares outstanding – assuming dilution	2,830.5	2,808.2

Pro forma earnings from continuing operations per share attributable to NEE:
Basic	$2.08	$3.19
Assuming dilution	$2.07	$3.19